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J.K. Williams Distilling

Distillery

8635 North Industrial Rd.
Peoria, IL 61615
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Investment Opportunity
Data Room
Discussion
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THE PITCH
J.K. Williams Distilling is seeking investment to accelerate go-to-market for retail and production of JK Williams Whiskey.
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Early Investor Bonus: The investment multiple is increased to 1.75 for the next $100,000 invested.
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INVESTOR PERKS

J.K. Williams Distilling is offering perks to early investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Founder's Club Invest $1,500 or more to qualify. 25 of 25 remaining

Perks including access to limited releases, events, and more. Details to come!

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THE TEAM
Andy
President and Managing Member

Mr. Faris has a long history of entrepreneurship, and most notably served as President – Americas for the Hardware.com subsidiary of the Simian Group, a $250 million distributor of networking products, from 2001 2015, whereas one of five shareholders, he was instrumental in establishing the most profitable segment of the company. This segment was spun off into a separate business, ProLabs Limited, in 2014. ProLabs has since received a significant private equity investment from Inflexion, a UK-based private equity firm, and merged with AddOn Networks of Tustin, CA to form Halo Technologies, the world's largest independent supplier of fiber optic and connectivity products. Faris has since sold his stake.

A native of Minneapolis, Faris also served on the Board of Directors of craft brewery Rahr & Sons Brewing, Ft. Worth, Texas, for 12 years. Faris holds a BA Journalism (Advertising) from the University of Wisconsin – Madison.

Stacy
Vice President and Counsel

Ms. Shunk, a licensed attorney with over 30 years of experience in commercial litigation, real estate, and insurance, with a career that includes almost 6 years with John Hancock Financial Services. A career highlight includes being a team leader in the settlement of a $500 million lawsuit against John Hancock, where she was instrumental in negotiating settlement agreements with plaintiffs. Shunk was also the Director of the Legal Fee Arbitration Board and Director of the Committee on Professional Ethics Committee at the Massachusetts Bar Association ("MBA"). During her time at the MBA, she also served as Assistant General Counsel.

A native of Madison, Wisconsin, Shunk lived and worked in Boston, Massachusetts for over 30 years. Shunk holds BA's in American History and Afro American Studies from the University of Wisconsin – Madison, and a JD from Suffolk University Law School in Boston, Massachusetts

Jeff
Head Distiller and Operations Director

After his global adventures in the military, Jeff landed in San Antonio, Texas, where his passion for brewing pivoted to the art and science of distilling. He enjoyed his time at Rebecca Creek Distillery making small-batch whiskey and vodka before he felt the need to explore another of his favorite spirits, rum.

In 2011, an opportunity opened at a start-up distillery in Massachusetts called Privateer. Here, Mr. Murphy was instrumental in launching the distilling of Privateer's brands of rum, including white rum and aged rum. Privateer Rum is still going strong and can be found in many stores around the country, including Illinois.

In 2012, he took his talents as Head Distiller to Louisiana Spirits, LLC, a start-up distillery in Lacassine, Louisiana. The company had recently started construction of its distillery where he played an integral role from the beginning and he and the team helped build its flagship brand, Bayou Rum, into the largest and most successful U.S. distiller of rum. While at Bayou, Jeff and the production team racked up more than 100 awards in spirits competitions around the world for their various rum brands.

In July 2018, Bayou Rum was fully acquired by Stoli Group USA. At this time, Jeff was promoted to Operations Director and tasked with overseeing and completing a multi-million-dollar expansion of Bayou's distilling facilities, which was successfully completed.

Jeff is extremely excited to be joining the JK Williams team and bring his highly respected background in distilling to Peoria. At JK Williams, he plans on continuing the Company's rich history in the production of small-batch bourbon and rye whiskey and promises to bring his flair for producing fine rum products as well.

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OUR VISION

Andy's vision is to create an upscale yet approachable experience in the Riverfront district that feels like it's been here forever. The distillery will ultimately add to the already energetic and cool vibe, re-establishing Peoria's rightful place in U.S. whiskey-making history and elevating the J.K Williams brand to national relevance.

Uncompromised quality craftsmanship handed down through four generations of J.K. Williams.
Revived and handcrafted by award winning Master Distiller, Jeff Murphy.
Critically acclaimed whiskeys from the Central Illinois region.
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LOCATION

The Company is planning to relocate the operation to 6400 square feet of space at 330 SW Water Street in Peoria's Riverfront District. The building is currently empty and has been fully gutted by the previous owner. The unique building harkens back to Peoria's past as an industrial river city and is ideally located on the edge of the Illinois River. Built in the early 1900's, the building was a power substation so it is incredibly well-constructed with a handsome brick exterior and steel beams, thick concrete floors, and exposed brick interior (3200 square feet per floor).

Build out the tasting room and retail space on the first floor
Build out the second floor as rentable event space
The building boasts 1,839 square feet of exterior decks that overlook the water with exceptional views
Downtown Peoria is the business, government, health care and entertainment center of the city of Peoria and the five-county MSA.
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Our Story

J.K Williams, a young whiskey-making pioneer at the age of sixteen, developed his craft working various distilleries for two decades in the "Whiskey Capital of the World" on the riverbanks of Peoria, IL.

The Midwestern Region was rich with high-quality grains and a plentiful water source from the Illinois River which are key ingredients for high-quality whiskey making.

Just like J.K. in his day, the current Williams generation are raising families in Central Illinois while creating our own craft whiskey The great-great-grandsons of bootleg whiskey-making master J.K. Williams were thrilled to have access to J.K.'s recipe and the chance to start a long-overdue revival of craft whiskey-making.

In 2013, Jesse and John Williams felt a certain opportunity to bring craft whiskey-and-bourbon-making back to the Peoria area. They desired to bring back the spirit of adventure that fueled the era of bootlegging during Prohibition. They wanted to make their great-great-grandfather proud of their craftsmanship and innovative spirits for which J.K. Williams was known around these parts.

In April 2019, Andy Faris and his fiancé decided to acquire the business, including the naming rights, distilling equipment, and an existing inventory of spirits.

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Previous
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PRESS
The New Distillery Row

J.K. Williams Distilling, formerly of East Peoria, will reopen next spring with a new owner, location and fresh identity.

JK Williams Distilling to Bring Whiskey Vision to Life

Oct. 2, 2020 – Owners Andy Faris and Stacy Shunk announced the purchase of the historic JK Williams Distilling brand last spring and are now ready to launch the next step of their journey – releasing whiskey at retail and opening a 20,000 square foot warehouse and production facility located at 8635 North […]

JK Williams Distilling Gets a New Look

JK Williams Distilling has gotten a new lease on life and is now a new look. Last year, Andy Faris and Stacy Shunk announced the purchase of the historic Peoria, IL brand.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Website, rebranding, and marketing $50,000
Retail inventory for tasting room $25,000
Bottling of existing inventory and production restart $50,000
Contingency fund $16,000
Mainvest Compensation $9,000
Total $150,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,988,916 $3,643,621 $4,503,816 $5,474,546 $6,432,517
Cost of Goods Sold $875,563 $1,780,572 $2,217,834 $2,693,843 $3,165,846
Gross Profit $1,113,353 $1,863,049 $2,285,982 $2,780,703 $3,266,671

EXPENSES

Operating Expenses $864,086 $1,086,574 $1,108,585 $1,131,118 $1,154,190
Brand Expenses $110,896 $265,096 $306,370 $357,410 $404,920
Operating Profit $138,371 $511,379 $871,027 $1,292,175 $1,707,561
This information is provided by J.K. Williams Distilling. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2018 Balance Sheet
2018 Income Statement
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2019 Income Statement

Investment Round Status

$150,000

TARGET

$250,000

MAXIMUM

This investment round closes on February 10, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Jk Williams Distilling, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.75×
Investment Multiple 1.5×
Business's Revenue Share 0.7%-1.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Financial Condition
No operating history

J.K. Williams Distilling largely ceased operating before it was bought by the current owners. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Reliance on Management

As a securities holder, you will not be able to participate in J.K. Williams Distilling's management or vote on and/or influence any managerial decisions regarding J.K. Williams Distilling. Furthermore, if the founders or other key personnel of J.K. Williams Distilling were to leave J.K. Williams Distilling or become unable to work, J.K. Williams Distilling (and your investment) could suffer substantially.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Future Investors Might Have Superior Rights

If J.K. Williams Distilling needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Changes in Economic Conditions Could Hurt J.K. Williams Distilling

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect J.K. Williams Distilling's financial performance or ability to continue to operate. In the event J.K. Williams Distilling ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Limited Operating History

J.K. Williams Distilling is a newly established entity and has no history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of J.K. Williams Distilling to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. J.K. Williams Distilling competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from J.K. Williams Distilling's core business or the inability to compete successfully against the with other competitors could negatively affect J.K. Williams Distilling's financial performance.

Subordination

The Notes shall be subordinated to all indebtedness of J.K. Williams Distilling to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by J.K. Williams Distilling. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

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